21001510

SEC Mail Processing

MAR 04 2021

Washington, DC

...ION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturn Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street

(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Lafferty (617) 574-3330

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pavento, Ratcliffe, Renzi & Co., LLC

(Name – *if individual, state last, first, middle name*)

391 East Central Street	Franklin	MA	02038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

Table of Contents

PAVENTO, RATCLIFFE, RENZI & CO., LLC

Business Advisors
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Saturn Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saturn Capital, Inc. (a Massachusetts corporation) as of December 31, 2020, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and Schedule I - Computation of Net Capital under rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Saturn Capital, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Saturn Capital's management. Our responsibility is to express an opinion on Saturn Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Saturn Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

391 East Central Street, Unit 8A • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3091

Auditor's Report on Supplemental Information

The Schedule I - Computation of Net Capital under rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Saturn Capital's financial statements. The supplemental information is the responsibility of Saturn Capital's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital under rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Saturn Capital's auditor since 2000.
Franklin, Massachusetts
February 26, 2021

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	123,739
Accounts receivable		47,200
Prepaid expenses		13,298
TOTAL CURRENT ASSETS		184,237
TOTAL ASSETS	**$**	**184,237**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	37,622
State income taxes payable		912
TOTAL LIABILITIES		38,534
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value:		
Authorized - 300,000 shares		
Issued and outstanding - 11,950 shares		11,950
Capital in excess of par value		305,291
Accumulated deficit		(171,538)
TOTAL STOCKHOLDER'S EQUITY		145,703
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**184,237**

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:		
Commissions	$	330,841
Interest income		832
Total revenues		331,673
OPERATING EXPENSES:		
Management fees		115,220
Commissions		207,126
Filing fees		14,652
Legal and accounting fees		19,914
Rent expense		8,038
Computer expense		2,544
Total operating expenses		367,494
Net loss from operations and before state income taxes		(35,821)
Provision for state income taxes		456
NET LOSS	**$**	**(36,277)**

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Total
Beginning balance, January 1, 2020	$ 11,950	$ 305,291	$ (135,261)	$ 181,980
Net loss	-	-	(36,277)	(36,277)
Ending balance, December 31, 2020	**$ 11,950**	**$ 305,291**	**$ (171,538)**	**$ 145,703**

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(36,277)
Adjustments to reconcile net income to net cash used for operating activities		
Increase in assets:		
Accounts receivable		(47,200)
Prepaid expenses		(1,238)
Increase in liabilities:		
Accounts payable		7,188
NET CASH USED IN OPERATING ACTIVITIES		(77,527)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(77,527)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		201,266
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$**	**123,739**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:		
Interest	$	-
Taxes		456

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

Saturn Capital, Inc. (the Company) was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activities are the sale of direct participation programs, private placement offerings and acting as a selling group participant for initial public offerings throughout the United States of America. On January 1, 1999 the Company became a wholly-owned subsidiary of Saturn Asset Management, Inc. (SAMI). On June 7, 2000 Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust (SAMT).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments that have a maturity date greater than three months but less than one year are considered short-term investments.

(b) Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company has placed its temporary cash investments with a highly rated financial institution. On occasion, the balances in those accounts may exceed the FDIC insured limit. For the year ended December 31, 2020, the Company's deposits with this institution did not exceed the FDIC insured limit of $250,000 per bank.

(c) Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d) Commissions

The Company earns commissions for private placement services. Commissions are recorded upon the closing of a round of financing. On January 1, 2018, the Company adopted the new revenue recognition standard on the modified retrospective method (i.e., cumulative method). The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements for the year ended December 31, 2020.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(d) Commissions (continued)

Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). For the year ended December 31, 2020, all commissions recognized on SCI's statement of operations were earned as fees for private placement contracts; none of which was recognized as deferred revenue.

Disaggregated revenue

Success Fees	$ -
Retainers	$ -

(e) Accounts Receivable

The Company uses the reserve for bad debt method of valuing doubtful accounts receivable, which is based on historical experience, coupled with a review of the current status of existing receivables. Management provides for probable uncollectible amounts through a charge to earnings and a credit to allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to trade receivables. Changes in the allowance for doubtful accounts have not been material to the financial statements and there is no allowance for doubtful accounts for the current year.

(3) INCOME TAXES

The Company is a member of a consolidated group for federal and state income tax purposes. The Company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the Company is reported in the federal income tax return of its shareholder.

The Company files income taxes as part of a consolidated group. Its share of state income taxes for 2020 was estimated to be $456. The Company income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2020, the Company's federal and state income tax returns generally remain open for the last three years.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(4) NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $85,205 that was $35,205 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .4523 to 1.

As the Company does not carry customer accounts and any customer transactions are cleared through another broker-dealer on a fully disclosed basis, the Company is exempt from the provision of Rule 15c3-3 of the Exchange Act. In the opinion of management, the Company complied with the exemptive provisions of Rule 15c3-3 for the year ended December 31, 2020.

(5) RELATED PARTY TRANSACTIONS

The Company acts as a broker dealer for Saturn Management, LLC (SMLLC), an affiliated Company. The Company is assessed a management fee by SMLLC for allocation of professional time, office space and other general and administrative expenses. For the year ended December 31, 2020, Saturn Capital, Inc. incurred a management fee of $115,220. The Company owed $37,622 to SMLLC at December 31, 2020, which is recorded in accounts payable.

(6) SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 26, 2021, the date the financial statements were available to be issued. As a result of the coronavirus (COVID-19) global pandemic and voluntary and government-imposed mitigation measures worldwide, economic uncertainties have arisen. Although we are unable to estimate the magnitude that the pandemic has had on our business, the continued spread of COVID-19 and the imposition of related public health measures will likely continue to impact our business, the operations of companies for whom we place securities and the behavior of prospective investors. Despite the adverse effects of COVID-19 on investor behavior in 2020, Knopp Biosciences LLC was able to complete its offering while Third Pole, Inc.'s offering continues into 2021. The global vaccine rollout coupled with public safety measures, has caused a reduction in COVID-19 cases, particularly in the United States, leading to gradual reopening of businesses and renewed economic optimism. We feel this increased investor confidence will positively impact the business of the companies for whom we place securities, the behavior of prospective investors and ultimately the business prospects of Saturn Capital.

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2020

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2020

NET CAPITAL		
Total stockholder's equity	$	145,703
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		(47,200)
Prepaid expenses		(13,298)
Net capital	**$**	**85,205**
AGGREGATE INDEBTEDNESS		
Items included in statements of financial condition:		
Accounts payable	$	37,622
State income taxes payable		912
Total aggregate indebtedness	$	38,534
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	50,000
Excess net capital	**$**	**35,205**
Ratio: Aggregate indebtedness to net capital		.4523 - 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of Form X-17A-5 as of December 31, 2020)		
Net capital, as reported in the company's Part IIa (unaudited) FOCUS report	$	89,151
Net audit adjustments		(3,946)
Net capital per above	**$**	**85,205**

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2020

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of the Company's FOCUS report as of December 31, 2020; and a reconciliation to that calculation is not included herein.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2020

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

SATURN PARTNERS
Experienced Opportunistic Venture Investing

March 1, 2021

SEC Mail Processing

MAR 04 2021

Washington, DC

Securities and Exchange Commission
100 F Street, NE
Washington, DC

To Whom it May Concern,

Enclosed please find the Facing Page, Statements of Financial Condition, Income, Changes in Financial Condition, Equity, Computation of Net Capital, Oath or Affirmation, Exemption Report and Auditor's Review of Exemption Report for the year ended December 31, 2020.

Please contact me at elafferty@saturnpartnersvc.com or (978) 239-9459 should you require additional information or have any questions.

Sincerely,

Edward A. Lafferty

Edward A. Lafferty
Chief Financial Officer
Saturn Capital, Inc.